STRICTLY PRIVATE AND CONFIDENTIAL

Agreement

This Agreement is entered into as of 12 December 2025 by and between:

(1) Frers Family Office GmbH, a German private limited company, registered in the commercial register of the local court of Paderborn under HRB 16723 with business address at Johannestrasse 6, 33129 Delbrück

(hereinafter FFO)

(2) Tejas Core Techsystems Inc., a U.S. corporation registered in the company's register of Wyoming under registration no. 2097361, with registered business address at 30 N Gould St. Ste R, Sheridan, WY 82801, USA and with office address at Ives Dairy Road, Suite 228, Miami, Florida 33179, United States

(hereinafter Tejas, and together the Parties)

Whereas

A. Paragon GmbH & Co. KGaA, Delbrück/Germany (PGN) is an FSE (Prime Standard) listed Tier 1 supplier to the automotive industry developing, producing and distributing forward-looking solutions in the field of automotive electronics, body kinematics and e-mobility.

B. PGN is a German partnership limited by shares (Kommanditgesellschaft auf Aktien), composed of a management company (paragon GmbH, ManCo) which legally represents the company and manages its affairs, but has no voting rights in the shareholders' meeting and no right to dividends, and shareholders (Kommanditaktionäre) who hold the listed shares and have limited rights in comparison to shareholders in a stock corporation (Aktiengesellschaft, AG), insofar as they need ManCo's consent for all material resolutions.

C. FFO holds 50.01% of the voting shares in PGN, while the shares in ManCo are equally held by Mr. Frers and his wife Brigitte and their son Niklas. FFO, in turn, is held by Mr. Frers (98.6%) and his wife Brigitte (1.4%).

D. Pursuant to a letter of interest dated 17 November 2025, Tejas is interested in acquiring a 50% stake in PGN within a short time frame. Control over the company and full consolidation is not considered at present, as long as Tejas has equal rights as FFO/Frers family, and such rights are fully secured.

E. In addition to its participation, Tejas is willing to provide further financing in order to reduce PGN's debt levels and wants to jointly develop the company in the future.

F. With this Memorandum of Understanding the Parties wish to confirm their interest in the possible investment by Tejas into paragon GmbH & Co. KGaA, and its management company, paragon GmbH.

1. Principal Terms of the Proposed Transaction

The principal terms on which the Parties would be prepared to consider the Proposed Transaction include, among other things, the following. The below terms will be reflected in appropriate legal documentation to be agreed between the Parties.

1.1 Initial investment; use of FFO as investment vehicle

- Tejas envisages an initial investment into FFO of approx. € 30 million which is supposed to cover the redemption of FFO's debt, the financing of a tender offer to the other shareholders of PGN as well as an acquisition offer to the bondholders of PGN.
- The Parties envisage that FFO will be used as the joint investment vehicle.
- The above-mentioned investment will be for 49% of ManCo's shares from Mr. Frers and his wife at a yet to be agreed purchase price as part of the overall investment amount and a yet to be agreed share in FFO to be acquired from the existing shareholders (proportion yet to be agreed).

- The Parties will further evaluate a takeover offer or a voluntary acquisition offer by FFO to the shareholders of PGN to increase the joint share in PGN. The ultimate goal is to take PGN private.
- Separately, the Parties will evaluate measures to reduce PGN's exposure in the corporate bond, either by way of an acquisition offer to the bondholders or a buy-back by PGN. Tejas is prepared to finance such measures.
- The structure of the Proposed Transaction will be evaluated by the Parties taking into consideration legal, tax and accounting aspects and may thus deviate from the structure set out above.

1.2 Corporate Governance / Corporate Bodies

- The Parties aim at a 50:50 joint venture structure across FFO and ManCo.
- Accordingly, even without a 50:50 shareholding initially, the corporate governance of FFO and ManCo shall be structured in a way that Tejas basically has equal rights as the Frers family members.

1.3 Financing of PGN Group

- Tejas is prepared to provide future financing to PGN and its subsidiaries (together PGN Group) in an amount yet to be agreed.
- Any financing is supposed to be made via FFO, which means that Tejas either provides instruments that are convertible into FFO-shares or provides equity, with the ultimate aim of reaching over time a 50:50 shareholding in FFO.
- The Parties will further evaluate which instruments are most appropriate for that purpose.

1.4 Timeline, Next Steps

a. Prior to execution of any legal documentation, Tejas will need the opportunity to proceed with a due diligence review of PGN group and the business, the scope is yet to be agreed between the Parties.
b. The transaction structure shall be discussed between the Parties in parallel, including review by the Parties' legal and financial advisers.

2. Good Faith Negotiations

The Parties agree that they shall conduct negotiations in good faith consistent with the terms of this Agreement .

3. Exclusivity

3.1 In consideration of the mutual commitment of time and personnel and the incurring the expense of instructed advisers, FFO undertakes that until the expiry of the period from the date of this letter until 12 April 2026 or until any Party withdraws from negotiations, whichever is earlier (the Exclusivity Period):

3.2 Should FFO be in breach of its obligations under this paragraph 3, and the Proposed Transaction is not entered into between the Parties, it acknowledges that Tejas will have suffered damage as a result equal to the costs and expenses which Tejas may incur in instructing advisers in connection with the Proposed Transaction and FFO agrees to pay such costs.

3.3 If the Parties have reached an agreement in principle on the details of the Proposed Transaction and Tejas decides to pursue a more detailed investigation into a certain area, it shall be entitled, prior to the expiry of the Exclusivity Period, to give notice in writing to FFO that the Exclusivity Period is to be extended for a further month.

4. Costs

Each Party agrees to bear its own costs in connection with the Proposed Transaction.

5. Legal Effect

With the exception of events constituting **Force Majeure**, including acts of God, natural calamities, or other circumstances beyond the reasonable control of the parties, **Clauses 3 through 7 of this Agreement shall be legally binding in their entirety**, including all timelines, milestones, and procedural requirements stipulated therein.

The above-mentioned **quantum of investment** is intended to be **designed and structured to achieve the highest possible efficiency**, taking into account both **pre-**

money and post-money valuation considerations, while ensuring optimal alignment of economic, governance, and dilution outcomes for all stakeholders.

6. Term

In the event the Parties fail to execute the Transaction Documents by 12 April 2026, either Party may terminate the obligations under this Agreement .

7. Governing Law

All matters related to this Agreement shall be governed by the laws of Germany.

[Signatures]

Frankfurt am Main, 12 December 2025

For - Frers Family Office GmbH
By: Klaus Dieter Frers, Geschäftsführer (Managing Director)

Frankfurt am Main, 12 December 2025

For - TejasCore Techsystems Inc.
By: Yogesh Choudhary (CEO)